

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 13, 2016

Tony Isaac
Chief Executive Officer
Appliance Recycling Centers of America, Inc.
175 Jackson Avenue North Suite 102
Minneapolis, Minnesota 55343-4565

      Re: Appliance Recycling Centers of America, Inc.
          Preliminary Information Statement on Schedule 14A
          Filed November 1, 2016
          File No. 000-19621

Dear Mr. Isaac:

      As of November 23, 2016 we have no further comments and have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Lisa M. Kohl for

          Mara L. Ransom
          Assistant Director
          Office of Consumer Products